P.E. 2/11/02


FEB 15 2002


02014952

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL

For the month of February 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

1069044.4

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated February 14, 2002.

Item 1

Thursday February 14, 11:01 am Eastern Time

Press Release

SOURCE: Magic Software Enterprises Ltd.

Magic Software Enterprises Announces Fourth Quarter and Full Year 2001 Results

OR YEHUDA, ISRAEL--(BUSINESS WIRE)--Feb. 14, 2002--Magic Software Enterprises Ltd. (Nasdaq:MGIC - news), a leading provider of state-of-the-art application development technology and business solutions, today announced results for the fourth quarter 2001.

Fourth Quarter Results

Total revenues for the fourth quarter ended Dec. 31, 2001, were $17.4 million as compared with $23.1 million recorded by Magic for the comparable quarter of 2000 and $18.9 million posted for the third quarter of 2001.

Pro forma net loss for the fourth quarter (which excludes amortization of goodwill and intangibles, restructuring and non-recurring expenses, impairment expenses and capital loss) was $3.8 million or ($0.13) per share compared with a pro forma net loss of $1.8 million or ($0.06) per share recorded for the comparable quarter of 2000 and a pro forma net loss of $1.1 million or ($0.04) per share posted in the third quarter of 2001.

Net loss (US GAAP) for the fourth quarter of 2001 was $27.8 million or ($0.94) per share compared with net loss of $6.2 million or ($0.21) per share recorded for the fourth quarter of 2000. The loss included restructuring charges of $2.9 million and impairment charges of $20.1 million. A significant portion of the loss was attributed to restructuring, discontinued operations and other one-time charges, and impairment of goodwill.

Software tool sales for the quarter, at $4.3 million, decreased from $4.9 million in software tool sales posted in the third quarter of 2001 and $5.6 million for the fourth quarter of 2000. Application sales were $3.1 million for the fourth quarter as compared with $3.2 million for the third quarter of this year and $4.2 million for the fourth quarter of 2000.

Revenues from consulting and other services, at $7.7 million, decreased from $8.1 million in the third quarter of 2001, and $10.4 million for the fourth quarter of 2000. Revenues from maintenance and support, at $2.4 million, decreased from $2.7 million in the third quarter of 2001, and $3.0 million in the same period of 2000. The decrease in consultancy and other services was due primarily to the slowdown in IT spending in the United States.

In the fourth quarter of 2001, Europe accounted for 39%, North America accounted for 32%, Asia accounted for 20% and Israel accounted for 9% of the company's revenues.

``Our fourth quarter results illustrate both the challenges that technology companies encountered with the slowing of IT spending, as well as the steps that we took to overcome these obstacles moving forward," said Menachem Hasfari, chief executive officer of Magic Software Enterprises.

``During the reported quarter, we significantly downsized our head office operations, eliminating and combining managerial positions and we reduced administrative overhead throughout the company. We increased the effectiveness of our professional services organization by reducing the head count of non-billable personnel and increasing overall utilization. We have also implemented an aggressive expense reduction program geared toward returning Magic Software to profitability in 2002. We emerged from a difficult year much leaner and better prepared to respond to emerging market opportunities, and ready to return to profitability in 2002."

``To achieve this return to profitability," added Hasfari, ``in 2002 we will focus on growing our development community and base of solution partners around Magic eDeveloper(TM), our core technology, which generates our highest profit margins. We will continue to increase the effectiveness of our professional services organization to realize better margins from the projects that we are implementing around the world. We will also continue to build and improve the efficiency of our channel organization."

Fiscal Year 2001 Results

For the year ended Dec. 31, 2001, Magic reported total revenues of $76.6 million as compared with $90.3 million in the previous year. Pro forma net loss for 2001 (which excludes amortization of goodwill and intangibles, restructuring costs and non-recurring expenses, impairment expenses and capital loss) was $9.6 million or ($0.32) per share compared with pro forma net income of $7.3 million or $0.25 per share posted in 2000. Net loss for 2001 was $42.8 million, or ($1.45) per share, as compared with net income of $0.9 million or $0.03 per share in 2000.

Application sales for the year ending Dec. 31, 2001 were $11.2 million as compared with $14.4 million for 2000, while consultancy and other services in 2001 were $35.3 million as compared with $37.6 million recorded in 2000.

In 2001, Europe accounted for 33%, North America accounted for 38%, Asia accounted for 22% and Israel accounted for 7% of the company's revenues.

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises' last earnings statement:

Expanded and Enhanced Product Line

During the fourth quarter of 2001, Magic released Magic eDeveloper v9.2, which enables developers to create and deploy Web Services as a stand-alone service or in conjunction with

J2EE application servers. This release provides companies the ability to extend the lives and increase the value of legacy applications, while helping to reduce the cost and complexity of integrating ERP, CRM and custom applications. Magic eDeveloper v9.2 supports the standards necessary to develop and deploy Web Services. These include Simple Object Access Protocol (SOAP) and Web Services Description Language (WSDL). Applications developed with Magic eDeveloper interact and integrate with advanced J2EE application servers, such as IBM WebSphere. Magic eDeveloper v9.2 enables these applications to also be deployed as Web Services.

Magic also released Magic eMerchant(TM) v2, the next generation of its highly customizable and fully functional e-commerce framework. In addition to offering such features as complete integration with back-end and legacy systems, full customization to specific business logic and processes, personalized pricing, order templates and catalogs, and robust security, Magic eMerchant v2 provides sophisticated product configuration capabilities and a multi-tiered architecture to support multiple business units, stores, outlets and branches -- features that are unique in its price category.

New Deals

Among the significant new deals closed during the quarter were with:

Lekkerland, Europe's leading wholesale, distribution and service group for the convenience market, to deliver an advanced ERP solution;

Nintendo, the acknowledged worldwide leader in the creation of interactive entertainment, to develop an online information and order processing system;

Magister, a leading provider of solutions for the food and healthcare market, to upgrade and enhance their legacy systems as interactive Web applications; and

Cheque Dejeuner, a major provider of services to the restaurant industry in France, to modernize and redevelop all of their existing RPG applications to an integrated Web architecture.

During this quarter, the company also completed implementation of the Flame ERP system for Bet Shemesh Engines (BSE), a major supplier of maintenance, repair and overhaul services, and jet engine parts to Pratt & Whitney, GE Aircraft Engines, Allison, Samsung and several national air forces, including the Israeli Air Force.

Conference Call

Magic will host a conference call today, Feb. 14, 2002, at 1 p.m. EST (10 a.m. PST), to discuss the company's fourth quarter financial results. To participate, interested parties should call the appropriate number listed below five to 10 minutes prior to the start of the call:

```
North America (800) 450-0788
International (612) 332-0632
```

Callers should reference ``Magic Software Q4 Earnings Conference Call" with the AT&T Operator.

A replay of the conference call will be available from 5:30 p.m. EST, Feb. 14, 2002, through 11:59 p.m. EST, Feb. 28, 2002. Interested parties should call the appropriate number below:

North America (800) 475-6701
International (320) 365-3844

Callers should reference Access Code No. 627770.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY - news), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone 949/250-1718, fax 949/250-7404, http://www.magicsoftware.com.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.

Pro Forma Consolidated Statement of Operations
(U.S. Dollars in Thousands)
Excluding Amortization of Goodwill and Intangibles, Restructuring Costs and Non-Recurring Expenses, Impairment Expenses and Capital Loss

	Three Months ended December 31,		Twelve Months ended December 31,	
	2001	2000	2001	2000
Revenues				
Software sales	$ 4,314	$5,581	$19,110	$26,904
Applications	3,069	4,164	11,212	14,416
Maintenance	2,378	2,955	10,956	11,347

Consultancy & other services	7,656	10,385	35,284	37,589
Total revenues	$17,417	$23,085	$76,562	$90,256
Cost of revenues				
Software sales	$ 1,052	$ 873	$ 4,187	$ 3,635
Applications	651	547	2,399	2,007
Maintenance	1,157	994	4,334	4,200
Consultancy & other services	5,728	6,918	25,622	24,014
Total cost of revenues	$ 8,588	$ 9,332	$36,542	$33,856
Gross profit	$ 8,829	$13,753	$40,020	$56,400
Research & development, net	2,115	1,788	7,547	5,947
Sales, marketing, and general & administrative expenses	10,446	12,939	40,332	42,432
Depreciation	456	558	1,961	1,736
Operating income	$(4,188)	$(1,532)	$(9,820)	$6,285
Financial (income), net	(52)	(304)	(575)	(2,419)
Income (loss) before taxes	(4,136)	(1,228)	(9,245)	8,704
Taxes on income	(233)	247	167	523
Income (loss) before minority interest	(3,903)	(1,475)	(9,412)	8,181
Minority interest in losses (income) of subsidiaries	134	(355)	(176)	(825)
Equity in earnings (losses) of affiliate	0	0	0	(57)
Net income	$(3,769)	$(1,830)	$(9,588)	$7,299
Basic earnings (loss) per share	$ (0.13)	$ (0.06)	$(0.32)	$ 0.25
Diluted earnings (loss) per share	$ (0.13)	$ (0.06)	$(0.32)	$ 0.24
Weighted avg. shares outstanding (000's)	29,710	29,409	29,604	29,084
Diluted weighted avg. shares outstanding (000's)	29,994	30,003	30,259	30,232

NOTE: Excludes $1.0 million and $1.2 million of amortization of goodwill and intangibles, restructuring costs and non-recurring expenses of $2.9 million and $2.5 million, impairment expenses of $20.1 million and $0 million and capital loss of $0 million and $0.6 million for the three months ended Dec. 31, 2001 and 2000, respectively. Including the above items, there was a net loss of $27.8 million or $(0.94) per share and $6.2 million net loss or $(0.21) per share for the three months ended Dec. 31, 2001 and 2000, respectively.

Excludes $4.3 million and $3.3 million of amortization of goodwill and intangibles, restructuring costs and non-recurring expenses of $6.6 million and $2.5 million, impairment expenses of $20.1 million and $0 million and capital loss of $2.2 million and $0.6 million for the 12 months ended Dec. 31, 2001 and 2000 respectively. Including the above items, there was a net loss of $42.8 million or $(1.45) per share for the 12 months ended Dec. 31, 2001, and net income of $0.9 million or $0.03 per share for the 12 months ended Dec. 31, 2000.

Consolidated Statement of Operations
(U.S. Dollars in Thousands)

	Three Months ended December 31,		Twelve Months ended December 31,	
	2001	2000	2001	2000
Revenues				
Software sales	$4,314	$5,581	$19,110	$26,904
Applications	3,069	4,164	11,212	14,416
Maintenance	2,378	2,955	10,956	11,347
Consultancy & other services	7,656	10,385	35,284	37,589
Total revenues	$17,417	$23,085	$76,562	$90,256
Cost of revenues				
Software sales	$ 1,052	$ 873	$ 4,187	$ 3,635
Applications	651	547	2,399	2,007
Maintenance	1,157	994	4,334	4,200
Consultancy & other services	5,728	6,918	25,622	24,014
Total cost of revenues	$ 8,588	$ 9,332	$36,542	$33,856
Gross profit	$ 8,829	$13,753	$40,020	$56,400
Research & development, net	2,115	1,788	7,547	5,947
Sales, marketing, and general & administrative expenses	10,446	12,939	40,332	42,432
Depreciation	456	558	1,961	1,736
Amortization	1,032	1,249	4,305	3,290
Restructuring costs & non-recurring expenses	2,919	2,466	6,613	2,466
Impairment expense	20,081		20,081	
Operating income (loss)	$(28,220)	$(5,247)	$(40,819)	$ 529
Financial (income), net	(52)	(304)	(575)	(2,419)
Capital (loss) gain	20	(613)	(2,199)	(623)
Income (loss) before taxes	(28,148)	(5,556)	(42,443)	2,325
Taxes on income	(233)	247	167	523
Income (loss) before minority Interest	(27,915)	(5,803)	(42,610)	1,802
Minority interest in losses (income) of subsidiaries	134	(355)	(176)	(825)
Equity in earnings (losses) of Affiliate	0	0	0	(57)
Net income	$(27,781)	$(6,158)	$(42,786)	$ 920
Basic earnings (loss) per share	$ (0.94)	$ (0.21)	$(1.45)	$ 0.03
Diluted earnings (loss) per share	$ (0.94)	$ (0.21)	$(1.45)	$ 0.03
Weighted avg. shares outstanding (000's)	29,710	29,409	29,604	29,084
Diluted weighted avg. shares outstanding (000's)	29,994	30,003	30,259	30,232

Consolidated Balance Sheets
(U.S. Dollars in Thousands)

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$27,900	$42,627
Accounts receivable		
Trade receivables	18,993	22,904
Related parties	465	278
Other receivables and prepaid expenses	3,639	5,827
Inventory	401	402
Total current assets	51,398	72,038
Long-term deposit	$ 121	$ 436
Severance pay fund	1,400	2,042
Investments in affiliated companies	106	250
Fixed assets, net	9,310	11,050
Other assets, net	31,903	52,179
Total assets	$94,238	$137,995
Liabilities		
Current liabilities		
Short-term bank debt	$ 783	$ 1,462
Trade payables	4,508	5,610
Accrued expenses and other liabilities	18,100	15,998
Total current liabilities	$23,391	$23,070
Long-term loans	$ 669	$1,758
Accrued severance pay	1,907	3,511
Minority interests	1,378	251
Shareholders' equity		
Share capital	787	781
Capital surplus	114,727	114,459
Treasury stock	(5,424)	(5,424)
Accumulated deficit	(43,197)	(411)
Total shareholders' equity	$66,893	$109,405
	$94,238	$137,995

Contact:

Magic Software Enterprises Ltd.
David Leichner, 949/250-1718 Ext. 299
davidl@magicsoftware.com
or
Guy Bernstein, +972-3-538-9292

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By /s/ Menachem Hasfari
Menachem Hasfari
Chief Executive Officer

Date: February 14, 2002